                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        JUPITER COMMUNICATIONS, INC.
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                              (Name of Issuer)


                       COMMON STOCK, $0.001 PAR VALUE
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                       (Title of Class of Securities)


                                 482050101
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                               (CUSIP Number)


                             GAIL A. BALCERZAK
                             MEDIA METRIX, INC.
                      250 PARK AVENUE SOUTH, 7TH FLOOR
                          NEW YORK, NEW YORK 10003
                               (212) 515-8700


                                   COPY:

                               AVIVA DIAMANT
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
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          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)


                               June 26, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.
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                             SCHEDULE 13D

CUSIP No.  482050101

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MEDIA METRIX, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               - 0 -

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           4,205,071 (1)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             - 0 -

                10  SHARED DISPOSITIVE POWER

                        - 0 -

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,205,071 (1)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.9%

14  TYPE OF REPORTING PERSON

        CO

------------------------
(1) The reporting person has shared voting power with respect to these shares, but only as to the matters specified in the Voting
      Agreement and the Proxy described in Item 4.

ITEM 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $.001 per share (the "Jupiter Common Stock"), of Jupiter Communications, Inc. ("Jupiter"). The address of Jupiter's principal executive offices is 627 Broadway, 2nd Floor, New York, NY 10012.

ITEM 2.   Identity and Background
          -----------------------

          (a)-(c) and (f). This Schedule 13D is being filed by Media Metrix, Inc., a Delaware corporation ("Media Metrix"). Media Metrix provides Internet and Digital Media measurement products and services to leading Internet advertisers, advertising agencies, media companies, technology companies and financial institutions. The address of Media Metrix' principal business and principal office is 250 Park Avenue South, 7th Floor, New York, NY 10003.

          The name, business address, citizenship and present principal occupation of each executive officer and director of Media Metrix are forth in Annex I to this Schedule 13D, which is incorporated herein by reference.

          Other than executive officers and directors, there are no persons controlling Media Metrix.

          (d)-(e) During the five years prior to the date hereof, neither Media Metrix nor, to the best knowledge of Media Metrix, any executive officer or director of Media Metrix has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Media Metrix has not expended, and does not expect to expend, funds in connection with its beneficial ownership of Jupiter Common Stock. Such beneficial ownership has been derived from the provisions of the Voting Agreement (described in Item 4) and the irrevocable proxies granted pursuant thereto.

ITEM 4.   Purpose of Transaction
          ----------------------

          Media Metrix, MMX Acquisition Corp. ("Merger Sub") (a wholly owned subsidiary of Media Metrix) and Jupiter have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 26, 2000, pursuant to which Merger Sub will be merged with and into Jupiter (the "Merger"). Jupiter will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Media Metrix.

          As a result of the Merger, each outstanding share of Jupiter Common Stock will be converted into the right to receive 0.946 share of common stock, par value $.01 per share, of Media Metrix. The Merger Agreement is included as Exhibit 1 hereto and is incorporated herein by reference. Consummation of the Merger would result in the Jupiter Common Stock being delisted from The Nasdaq National Market and in the termination of registration of the Jupiter Common Stock under the Act.

          Simultaneously with the execution and delivery of the Merger Agreement, Media Metrix entered into a Voting Agreement dated as of June 26, 2000 (the "Voting Agreement") with certain stockholders of Jupiter (the "Jupiter Stockholders") with respect to their shares of Jupiter Common Stock, as follows: (i) Ernest Abrahamson - 745,335 shares of Jupiter Common Stock, (ii) Kurt Abrahamson - 1,071,258 shares of Jupiter Common Stock, and
(iii) Gene DeRose - 2,388,478 shares of Jupiter Common Stock. Each Jupiter Stockholder has agreed to vote, or cause any holder of record of his shares of Jupiter Common Stock to vote, his shares of Jupiter Common Stock (including any shares of Jupiter capital stock which such Jupiter Stockholder may acquire after June 26, 2000), (a) in favor of the approval of the Merger and the Merger Agreement and any other matters necessary for the consummation of the Merger, (b) against any proposal with respect to any recapitalization, merger, consolidation or other business involving Jupiter, or the acquisition of 15% or more of the outstanding capital stock of Jupiter or any of its subsidiaries or the acquisition of 15% or more (on a book value or fair market value basis) of the assets of Jupiter and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any combination of the foregoing (each, a "Competing Transaction"), and (c) against any proposed action or transaction that would result in a breach of any representation, warranty, covenant or agreement of Jupiter under the Merger Agreement or result in any of the conditions contained in Section 6.1 or 6.3 of the Merger Agreement becoming incapable of fulfillment or that would otherwise prevent, interfere with, frustrate or delay consummation of the Merger (each, a "Frustrating Transaction"), in each case, at any meeting of the stockholders of Jupiter at which any such matters are considered and at every adjournment thereof (and, if applicable, in connection with any solicitations of written consents of stockholders of Jupiter). The Voting Agreement is included as Exhibit 2 hereto and is incorporated herein by reference.

          Pursuant to the Voting Agreement, each Jupiter Stockholder granted an irrevocable proxy dated as of June 26, 2000 (such irrevocable proxies collectively, the "Proxy") to Tod Johnson (Chairman and Chief Executive Officer of Media Metrix) and Thomas A. Lynch (Chief Financial Officer of Media Metrix), with full power of substitution and resubstitution, to vote the shares of Jupiter Common Stock then owned by the Jupiter Stockholder and any other shares of Jupiter capital stock which such Jupiter Stockholder may acquire after June 26, 2000 (such shares of Jupiter Common Stock collectively, the "Proxy Shares") (a) in favor of the approval of the Merger and the Merger Agreement and any other matters necessary for the consummation of the Merger, (b) against any Competing Transaction, and (c) against any Frustrating Transaction. The shares of Jupiter Common Stock held by the Jupiter Stockholders represent approximately 21% of the Jupiter Common Stock outstanding as of June 22, 2000, as represented by Jupiter in the Merger Agreement. The form of Proxy is included as Exhibit 3 hereto and is incorporated herein by reference.

          In the Voting Agreement, the Jupiter Stockholders have agreed not to take certain actions in furtherance of any Competing Transaction and have further agreed not to dispose of any of the Proxy Shares.

          The Voting Agreement and the Proxy will terminate on the earliest to occur of (A) the effective time of the Merger, (B) the three month anniversary of the date of termination of the Merger Agreement pursuant to
Section 7.1(c), 7.1(h) (by reason of a breach of covenants or agreements by Jupiter) or 7.1(i) of the Merger Agreement, and (C) the date of termination of the Merger Agreement pursuant to any other provision of Section 7.1 of the Merger Agreement.

          Pursuant to the Merger Agreement, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation in the Merger, each to hold office until their respective successors are duly elected and qualified. The Merger Agreement also provides that the certificate of incorporation of Jupiter will be amended as of the effective time of the Merger to read in its entirety as set forth on Exhibit A to the Merger Agreement and as so amended will constitute the certificate of incorporation of the surviving corporation until thereafter amended, and the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be adopted as the bylaws of the surviving corporation in the Merger until thereafter amended.

          Except as set forth in this Item 4, Media Metrix has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

          The preceding summary of certain provisions of the Merger Agreement, the Voting Agreement and the Proxy, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) and (b). As a result of entering into the Voting Agreement and receipt of the Proxy, Media Metrix may be deemed to own beneficially 4,205,071 shares of Jupiter Common Stock, which represent approximately 21% of the Jupiter Common Stock outstanding as of June 22, 2000, as represented by Jupiter in the Merger Agreement. Media Metrix has shared voting power with respect to the Proxy Shares, but only as to the matters specified in the Voting Agreement and the Proxy. Except as aforesaid, Media Metrix does not have the power to vote or to direct the vote of the Proxy Shares, nor does it have the sole or shared power to dispose or to direct the disposition of the Proxy Shares.

          To the best of its knowledge, no executive officer or director of Media Metrix beneficially owns any shares of Jupiter Common Stock.

          (c) Except for the execution of the Voting Agreement and the receipt of the Proxy, there have been no transactions in shares of Jupiter Common Stock by Media Metrix, or, to the best knowledge of Media Metrix, any of Media Metrix' executive officers and directors during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          --------------------------------------------------------

          Except as set forth in Item 3, 4 or 5, neither Media Metrix nor, to the best knowledge of Media Metrix, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Jupiter.

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------

          Exhibit 1 --          Agreement and Plan of Merger dated as
                                of June 26, 2000, among Media Metrix, Inc.
                                MMX Acquisition Corp. and Jupiter
                                Communications, Inc.

          Exhibit 2 --          Voting Agreement dated as of June 26, 2000
                                between certain stockholders party thereto and Media Metrix, Inc.

          Exhibit 3 --          Form of Irrevocable Proxy executed by
                                certain stockholders of Jupiter
                                Communications, Inc., included as Exhibit B
                                to the Voting Agreement filed herewith as
                                Exhibit 2.
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                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        MEDIA METRIX, INC.


                                        By: /s/ Mary Ann Packo
                                           -------------------------------
                                            Name:  Mary Ann Packo
                                            Title: President and Chief
                                                   Operating Officer



                            Dated: July 6, 2000

                                  Annex I

           Executive Officers and Directors of Media Metrix, Inc.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Media Metrix, Inc. is set forth below. Each executive officer and each director of Media Metrix, Inc. is a citizen of the United States, except Thomas A. Lynch who is a citizen of Ireland.

Name                    Business Address              Principal Occupation
----                    ----------------              --------------------

EXECUTIVE OFFICERS

Tod Johnson             Media Metrix, Inc.            Chairman of the Board,
                        250 Park Avenue South         and Chief Executive
                        7th Floor                     Officer, Media Metrix
                        New York, NY 10003

Mary Ann Packo          Media Metrix, Inc.            President and Chief
                        250 Park Avenue South         Operating Officer,
                        7th Floor                     Media Metrix
                        New York, NY 10003

Thomas A. Lynch         Media Metrix, Inc.            Chief Financial Officer
                        250 Park Avenue South         and Treasurer,
                        7th Floor                     Media Metrix
                        New York, NY 10003

Steve Coffey            Media Metrix, Inc.            Executive Vice President,
                        250 Park Avenue South         Media Metrix
                        7th Floor
                        New York, NY 10003

Doug McFarland          Media Metrix, Inc.            Senior Vice President,
                        250 Park Avenue South         Sales, Media Metrix
                        7th Floor
                        New York, NY 10003

Andrew A. Fessel        Media Metrix, Inc.            Senior Vice President,
                        250 Park Avenue South         Audience Measurement
                        7th Floor                     Services, Media Metrix
                        New York, NY 10003

Will Hodgman            Media Metrix, Inc.            President and Chief
                        250 Park Avenue South         Executive Officer of
                        7th Floor                     AdRelevance, a wholly
                        New York, NY 10003            owned subsidiary of
                                                      Media Metrix

DIRECTORS

Tod Johnson             Media Metrix, Inc.            Chairman of the Board,
                        250 Park Avenue South         and Chief Executive
                        7th Floor                     Officer, Media Metrix
                        New York, NY 10003

William W. Helman       Greylock IX Limited           General Partner, Greylock
                        Partnership                   IX Limited Partnership, a
                        One Federal Street            venture capital fund
                        Boston, MA 02110

Michael C. Brooks       Venrock Associates            General Partner,
                        30 Rockefeller Plaza          Venrock Associates, a
                        Room 5508                     venture capital fund
                        New York, NY 10112

Stig Kry                333 East 68th Street          Chairman Emeritus, Kurt
                        New York, NY 10021            Salmon Associates, Inc.,
                                                      a management consulting
                                                      firm

Randy Pausch            Carnegie Mellon University    Professor of Computer
                        School of Computer Science    Science, Human-
                        5000 Forbes Avenue            Computer Interaction, and
                        Pittsburgh, PA 15213          Design at Carnegie
                                                      Mellon University

James Mortensen         672 E Heritage Hills          Private Consultant
                        PO Box 596
                        Somers, NY 10589
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                               EXHIBIT INDEX

          Exhibit 1 --          Agreement and Plan of Merger dated as
                                of June 26, 2000, among Media Metrix, Inc.
                                MMX Acquisition Corp. and Jupiter
                                Communications, Inc.

          Exhibit 2 --          Voting Agreement dated as of June 26, 2000
                                between certain stockholders party thereto and Media Metrix, Inc.

          Exhibit 3 --          Form of Irrevocable Proxy executed by
                                certain stockholders of Jupiter
                                Communications, Inc., included as Exhibit B to the Voting Agreement filed herewith as
                                Exhibit 2.